

June 14, 2013

<u>Via E-mail</u>
Ms. Lisa Nichols
Motivating the Masses, Inc.
Chief Executive Officer
2121 Palomar Airport Road, Suite 300
Carlsbad, California

> **Re: Motivating the Masses, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 6, 2013**
> **Response dated June 6, 2013**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 7, 2013**
> **File No. 333-187554**

Dear Ms. Nichols:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Diane D. Dalmy, Attorney at Law